Filed by Regency Energy Partners LP pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

MEMO
DATE:	October 10, 2013
FROM:	Mike Bradley, President and CEO
TO:	All Employees
SUBJECT:	RGP to Acquire PVR Partners

This morning Regency announced plans to acquire PVR Partners in a unit-for-unit transaction valued at approximately $5.6 billion.

This acquisition enhances our overall geographic diversity by providing Regency with a strategic presence in two prolific producing areas, the Marcellus and Utica shales in the Appalachian Basin, and the Granite Wash in the Mid-Continent Region. It is aligned with our long-term growth objectives of increasing our scale, and pursuing acquisitions of assets that are a strategic fit with our current portfolio. We expect this acquisition will provide us with an even stronger foundation to build upon by further positioning Regency as a leading midstream company with assets in many of the most economic, high-growth oil and gas plays in the U.S. These are tremendously complimentary businesses and the increased footprint and scale should better position Regency to capitalize on the long-term momentum of North American gas production through incremental, substantial organic growth opportunities.

PVR’s assets includes 252 miles of natural gas gathering in the Marcellus Shale, 4,541 miles of gathering and 460 MMcf/d of processing at six facilities in the Mid-Continent, as well as coal and natural resource management and leasing in the Northern and Central Appalachian Basins, the Illinois Basin and the San Juan Basin.

More information related to the acquisition can be found in the press release issued this morning, which is available on Regency’s Web site. Upon closing, PVR’s common unit holders will receive 1.020 Regency common units for each outstanding PVR unit they hold.

Following closing, the name of the combined company will remain Regency and our corporate headquarters will remain in Dallas. In addition, there will be no changes to the Regency management team.

The transaction is subject to HSR, approval by PVR’s unit holders and other customary closing conditions, but we estimate it will close in the first quarter of 2014. During the HSR review process, we will be limited in the amount of information we are able to provide, but will send updated information as it is available, and keep you as informed as possible.

This is a very exciting opportunity for Regency as we continue to build and strengthen our midstream portfolio of assets and enhance our services to our customers. As always, I sincerely thank each of you for your dedication and hard work – it is much appreciated. Please feel free to come to me or any other member of the senior management team regarding any questions or ideas you have.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR or the Partnership with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

The Partnership and PVR, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of the Partnership’s general partner, is contained in the Partnership’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Partnership and PVR, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership’s or PVR’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

The Partnership and PVR cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of the Partnership to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by the Partnership and PVR with the Securities and Exchange Commission, which are available to the public. The Partnership and PVR undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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